

FOR IMMEDIATE RELEASE
Date: April 18, 2006
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY BANKS REPORTS 5% EPS INCREASE

Harrisburg, PA- Community Banks, Inc. ("Community") (Listed on NASDAQ: CMTY) today reported a 5% increase in first quarter earnings per share, to $0.44 a share, compared to $0.42 a share in the year earlier period. Earnings per share have been adjusted to reflect the impact of the 5% stock dividend that will be paid April 28 to shareholders of record as of April 14, 2006.

Net income for the first quarter of 2006 almost doubled and reached $10.5 million compared to $5.5 million in first quarter of 2005. Quarter-to-quarter net income comparisons continued to be magnified by the mid-year 2005 merger of Blue Ball Bank. That merger was the largest and most significant in the history of the Community franchise. Community's operating footprint, which now boasts assets of $3.4 billion and 73 banking offices, extends throughout the center of Pennsylvania from the Pocono region to just over the Maryland border. Blue Ball operates as a separate division in the attractive Lancaster, Berks and Chester county markets of south-central Pennsylvania. Community Banks, Inc. is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in its capital city of Harrisburg.

As a consequence of the impact of the mid-year merger of Blue Ball, comparisons of performance between the first quarter of 2006 and the same quarter of 2005 are less predictive of future trends. This is primarily due to the fact that, under accounting rules, Blue Ball results were consolidated only from the July 1, 2005 merger date and were excluded entirely from results for the first half of 2005. More relevant quarterly comparisons can be derived by using the post-merger fourth quarter of 2005 as a baseline and presenting annualized growth trends from that point forward.

Interest rate conditions in late 2005 and in the first quarter of 2006 presented substantial challenges to most financial institutions, due primarily to the impact of a flat, and sometimes inverted, yield curve. Yield curve dynamics and competitive pressures have combined to raise the costs incurred to sustain or increase deposit volumes, while certain loan and investment yields improved more modestly. The prolonged presence of a "flat" or "inverted" yield curve could be expected to lower industry-wide expectations for revenue expansion from net interest margin. In the first quarter, however, growth trends and economic activity within Community's operating markets remained vigorous and helped generate an expansion in net interest income from the fourth quarter of 2005, despite unfavorable rate conditions.

"While the current interest rate environment presented a near-term impediment to a more robust revenue expansion from our intermediation business, we are confident that we are well-positioned to maximize our margin performance as interest rate conditions normalize", said Eddie L. Dunklebarger, President and Chief Executive Officer. "Despite these challenges, we continue to show meaningful progress in virtually all aspects of performance and continue to record improvements in overall earnings trends," he added.

Net interest margin is a critical measure of a bank's ability to maximize revenues from a given earning asset base and is strongly influenced by interest rate conditions. Despite the challenges presented in the first quarter, net interest margin reached 3.98%, a slight increase from the 3.96% reported in the fourth quarter of 2005. Comparisons to the first quarter of 2005, when net interest margin was a much lower 3.55%, reflect the benefits of the merger-related balance sheet restructuring that was implemented in the second quarter of 2005, and the benefits of combining the two banks. At the same time, growth in loans and earning assets remained healthy. Average earning assets in the first quarter of 2006 grew at an annualized rate of over 10% from the fourth quarter of 2005, including 17% growth in average loans. Annualized average deposit growth in the same period exceeded 7%. Net interest income, or the difference between interest earned from earning assets and interest expense on funding sources, grew to $28.8 million on a fully tax-equivalent basis, producing a 4% annualized growth from the fourth quarter of 2005. The pace of growth in net interest income, which was favorably affected by growth, was moderated by the interest rate conditions.

Other important barometers of profit performance include asset quality trends, revenue from fees and other non-interest sources, and overall expense control. Asset quality metrics continued to reflect favorable overall credit conditions, including net charge-offs of only 0.03% of loans in the first quarter of 2006. Asset quality has been a hallmark of performance for both Community and Blue Ball and current trends continue to reflect favorable underlying credit conditions. Non-interest income continued to reflect growth in trust and retail investment sales while service charge income moderated due to seasonal trends that normally occur in the first quarter. While salary expenses in the first quarter of 2006 reflected annual increases that go into effect at the beginning of each calendar year, the overall efficiency ratio remained at 56% and remained in line with fourth quarter 2005 trends.

Important traditional measures of relative financial performance include return on average assets (ROA) and return on average equity (ROE), which were 1.27% and 8.96%, respectively, for the first three months of 2006. Comparable measures in the fourth quarter of 2005 were 1.31% and 9.14%. Comparable "non-GAAP" measures include "return on tangible assets" (ROTA) and "return on tangible equity" (ROTE), which reached 1.43% and 20.12%, respectively, compared to 1.50% and 20.83% for the three months ended December 31, 2005.

Because the merger with Blue Ball was accounted for under the purchase accounting method (now required under authoritative accounting guidance), many of the traditional metrics used to evaluate performance in a post-merger environment have undergone change. Return on "tangible" equity has become a relevant measure of shareholder return for companies that have experienced substantial merger activity in periods after the mandatory application of the purchase method of accounting for business combinations. Community has provided an extensive reconcilement of "GAAP" to "non-GAAP" presentations to this release. Community is now presenting certain "non-GAAP" information to assist investors in their understanding of the effect of acquisition activity on reported results. Such information is not presented as a substitute for traditional GAAP measurements, but is provided as a supplemental enhancement to improve comparability and investor understanding.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

	Three Months Ended March 31,	
	2006	2005
Consolidated summary of operations:		
Interest income	$ 46,889	$ 26,183
Interest expense	20,025	11,493
Net interest income	26,864	14,690
Provision for loan losses	500	550
Net interest income after provision for loan losses	26,364	14,140
Non-interest income:		
Investment management and trust services	1,013	414
Service charges on deposit accounts	2,531	1,793
Other service charges, commissions, and fees	1,700	1,010
Investment security gains	283	51
Insurance premium income and commissions	928	902
Mortgage banking activities	468	515
Earnings on investment in life insurance	656	399
Other	805	126
Total non-interest income	8,384	5,210
Non-interest expenses:		
Salaries and employee benefits	11,418	7,293
Net occupancy	3,512	2,148
Marketing expense	575	445
Telecommunications expense	551	304
Amortization of intangibles	654	44
Other	3,823	2,425
Total non-interest expenses	20,533	12,659
Income before income taxes	14,215	6,691
Income taxes	3,646	1,204
Net income	$ 10,569	$ 5,487
Net loan charge-offs	$ 155	$ 217
Net interest margin (FTE)	3.98%	3.55%
Efficiency ratio [2]	55.96%	58.97%
Return on average assets	1.27%	1.12%
Return on average stockholders' equity	8.96%	14.23%
Net operating (tangible) income [3]	**$ 10,994**	**$ 5,523**
Operating return on average tangible assets [3][4]	**1.43%**	**1.13%**
Operating return on average tangible equity [3][4]	**20.12%**	**14.80%**
Consolidated per share data:		
Basic earnings per share	$ 0.44	$ 0.43
Diluted earnings per share	$ 0.44	$ 0.42
Book value at end of period	$ 19.96	$ 11.74
Tangible book value at end of period [4]	**$ 9.19**	**$ 11.35**

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data) [1]

Consolidated balance sheet data:

	Three Months Ended March 31,	
	2006	2005
Average total loans	$ 2,286,938	$ 1,231,192
Average earning assets	2,938,647	1,870,054
Average assets	3,383,211	1,983,119
Average tangible assets [4]	**3,124,522**	**1,978,090**
Average deposits	2,301,898	1,326,760
Average stockholders' equity	478,507	156,395
Average tangible equity [4]	**221,552**	**151,366**
Average diluted shares outstanding	24,212,000	13,192,000

	March 31, 2006	December 31, 2005	March 31, 2005	3/31/2006 vs. 3/31/2005 % Change
Assets	$ 3,421,562	$ 3,332,430	$ 2,012,653	70%
Total loans	2,283,614	2,234,497	1,245,904	83%
Deposits	2,373,865	2,294,367	1,348,250	76%
Stockholders' equity	475,587	476,673	151,758	213%
Diluted shares outstanding	24,059,000	24,360,000	13,182,000	83%
Non-accrual loans	$ 10,102	$ 9,060	$ 5,807	74%
Loans renegotiated with borrowers	110	---	---	---
Foreclosed real estate	1,728	1,447	1,935	(11)%
Total non-performing assets	11,940	10,507	7,742	54%
Accruing loans 90 days past due	29	22	---	---
Total risk elements	$ 11,969	$ 10,529	$ 7,742	55%
Allowance for loan losses	$ 23,310	$ 22,965	$ 14,754	58%

Asset quality ratios:

Allowance for loan losses to total loans	1.02%	1.03%	1.18%	
Allowance for loan losses to non-accrual loans	231%	253%	254%	
Non-accrual loans to total loans	0.44%	0.41%	0.47%	
Non-performing assets to total assets	0.35%	0.32%	0.38%	

[1] Per share data reflect stock splits and stock dividends.

[2] The efficiency ratio does not include net securities transactions.

[3] Net operating (tangible) income excludes amortization of core deposit and other intangible assets, net of applicable income tax effects. A reconciliation of net income and net operating (tangible) income appears on page 5.

[4] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 5.

COMMUNITY BANKS, INC.

Selected Financial Information
(Dollars in thousands, except per share data)

Reconciliation of GAAP to Non-GAAP Measures [1]:

	Three Months Ended March 31,			
	2006		**2005**	
Income statement data:				
Net income				
Net income	$	10,569	$	5,487
Amortization of core deposit and other intangible assets [2]		425		36
Net operating (tangible) income	$	10,994	$	5,523
Balance sheet data:				
Average assets				
Average assets	$	3,383,211	$	1,983,119
Goodwill		(244,775)		(3,570)
Core deposit and other intangible assets		(13,914)		(1,459)
Average tangible assets	$	3,124,522	$	1,978,090
Operating return on average tangible assets		1.43%		1.13%
Average equity				
Average equity	$	478,507	$	156,395
Goodwill		(244,775)		(3,570)
Core deposit and other intangible assets		(13,914)		(1,459)
Deferred taxes		1,734		---
Average tangible equity	$	221,552	$	151,366
Operating return on average tangible equity		20.12%		14.80%
At end of quarter:				
Total assets				
Total assets	$	3,421,562	$	2,012,653
Goodwill		(244,760)		(3,570)
Core deposit and other intangible assets		(13,599)		(1,438)
Total tangible assets	$	3,163,203	$	2,007,645
Total equity				
Total equity	$	475,587	$	151,758
Goodwill		(244,760)		(3,570)
Core deposit and other intangible assets		(13,599)		(1,438)
Deferred taxes		1,854		---
Total tangible equity	$	219,082	$	146,750
Tangible book value at end of period	$	9.19	$	11.35

[1] Per share data reflect stock splits and stock dividends
[2] Net of related tax effect

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – March 31, 2006

KEY RATIOS [1]

	2006	2005				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Diluted earnings (loss) per share	$ 0.44	$ 0.45	$ 0.42	$ (0.09)	$ 0.42	$ 1.35
Tangible operating earnings per share [2]	**$ 0.45**	**$ 0.47**	**$ 0.45**	**$ 0.40**	**$ 0.42**	**$ 1.69**
Return on average assets	1.27%	1.31%	1.24%	(0.22)%	1.12%	0.96%
Return on average equity	8.96%	9.14%	8.52%	(2.97)%	14.23%	8.04%
Operating return on average tangible assets [3]	**1.43%**	**1.50%**	**1.43%**	**0.79%**	**1.13%**	**1.27%**
Operating return on average tangible equity [3]	**20.12%**	**20.83%**	**19.21%**	**10.77%**	**14.80%**	**17.09%**
Net interest margin	3.98%	3.96%	3.89%	3.46%	3.55%	3.76%
Non-interest income/revenues (FTE excluding security gains)	21.93%	21.34%	21.74%	24.60%	23.95%	22.57%
Provision for loan losses/average loans (annualized)	0.09%	0.11%	0.07%	0.24%	0.18%	0.13%
Efficiency ratio [4]	55.96%	55.56%	57.86%	58.42%	58.97%	57.51%
Non-performing assets to period-end loans	0.52%	0.47%	0.60%	0.73%	0.62%	
90 day past due loans to period-end loans	0.00%	0.00%	0.00%	0.00%	0.00%	
Total risk elements to period-end loans	0.52%	0.47%	0.60%	0.73%	0.62%	
Allowance for loan losses to loans	1.02%	1.03%	1.05%	1.20%	1.18%	1.03%
Allowance for loan losses to non-accrual loans	231%	253%	212%	223%	254%	253%
Net charge-offs/average loans (annualized)	0.03%	0.07%	0.01%	0.04%	0.07%	0.05%
Equity to assets	13.90%	14.30%	14.61%	7.75%	7.54%	14.30%
Tangible equity to assets [3]	**6.93%**	**7.14%**	**7.41%**	**7.51%**	**7.31%**	**7.14%**

[1] Per share data reflect stock splits and stock dividends.

[2] Net tangible operating income excludes amortization of core deposit and other intangible assets, and merger, conversion and restructuring expenses, net of applicable income tax effects. A reconciliation of net income and net tangible operating income appears on page 18.

[3] The difference between total assets and total tangible assets, and stockholders' equity and tangible stockholders' equity, represents goodwill and core deposit and other intangibles net of applicable deferred tax balances. A reconciliation of these balances appears on page 18.

[4] The efficiency ratio does not include merger, conversion and restructuring expenses or net securities transactions.

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - March 31, 2006

PER SHARE STATISTICS *

Diluted Earnings (Loss) per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
2006				$ 0.44	$ 0.44
2005	$ 0.45	$ 0.42	$ (0.09)	$ 0.42	$ 1.35
2004	$ 0.42	$ 0.43	$ 0.41	$ 0.39	$ 1.65

Average Diluted Shares Outstanding

(in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2006				24,212	24,212
2005	24,421	24,750	13,240	13,192	18,975
2004	13,180	13,134	13,216	13,286	13,204

Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2006				$ 19.96
2005	$ 19.81	$ 19.83	$ 11.82	$ 11.74
2004	$ 11.86	$ 11.68	$ 10.62	$ 11.68

Tangible Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2006				**$ 9.19**
2005	**$ 9.12**	**$ 9.26**	**$ 11.43**	**$ 11.35**
2004	**$ 11.46**	**$ 11.28**	**$ 10.23**	**$ 11.31**

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2006

QUARTER END INFORMATION

(dollars in thousands)	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Loans, net	$ 2,260,304	$ 2,211,532	$ 2,142,657	$ 1,269,305	$ 1,231,150
Earning assets	2,960,648	2,869,978	2,842,809	1,863,027	1,895,648
Goodwill and identifiable intangible assets	258,359	259,080	258,057	4,964	5,008
Total assets	3,421,562	3,332,430	3,291,232	1,982,732	2,012,653
Deposits	2,373,865	2,294,367	2,244,791	1,382,866	1,348,250
Long-term debt	443,275	430,719	457,728	356,210	427,942
Subordinated debt	51,548	30,928	30,928	30,928	30,928
Total shareholder's equity	475,587	476,673	480,960	153,582	151,758
Accumulated other comprehensive income (loss) (net of tax)	(4,368)	(3,779)	1,381	1,559	(2,350)

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – MARCH 31, 2006

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Assets					
Earning Assets:					
Loans	$ 2,289,871	$ 2,199,834	$ 2,138,081	$ 1,265,479	$ 1,231,192
Federal funds sold and other	34,885	35,447	102,295	80,109	25,788
Taxable investment securities	380,908	395,480	406,654	368,637	401,038
Tax-exempt investment securities	232,983	234,776	226,125	214,609	212,036
Total earning assets	2,938,647	2,865,537	2,873,155	1,928,834	1,870,054
Cash and due from banks	59,253	65,271	59,404	36,964	37,994
Allowance for loan losses	(23,172)	(22,976)	(22,778)	(15,189)	(14,533)
Goodwill and other identifiable intangibles	258,689	257,797	254,648	4,988	5,029
Premises, equipment and other assets	149,794	148,321	152,031	86,021	84,575
Total assets	$ 3,383,211	$ 3,313,950	$ 3,316,460	$ 2,041,618	$ 1,983,119
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 826,742	$ 848,320	$ 850,801	$ 526,821	$ 501,945
Time	900,698	869,096	865,136	537,585	528,686
Time deposits greater than $100,000	200,821	186,514	175,634	128,052	113,081
Short-term borrowings	68,524	72,606	56,948	36,687	31,106
Long-term debt	467,010	447,532	476,602	424,105	425,318
Subordinated debt	44,674	30,928	30,928	30,928	30,928
Total interest-bearing liabilities	2,508,469	2,454,996	2,456,049	1,684,178	1,631,064
Noninterest-bearing deposits	373,637	358,822	356,733	190,045	183,048
Other liabilities	22,598	24,618	22,493	13,501	12,612
Total liabilities	2,904,704	2,838,436	2,835,275	1,887,724	1,826,724
Stockholders' equity	478,507	475,514	481,185	153,894	156,395
Total liabilities and stockholders' equity	$ 3,383,211	$ 3,313,950	$ 3,316,460	$ 2,041,618	$ 1,983,119

CHANGE IN AVERAGE BALANCES*

	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Loans	86.0%	83.1%	81.9%	11.2%	11.9%
Total assets	70.6%	69.3%	69.4%	4.1%	4.6%
Deposits	73.5%	73.4%	71.2%	4.5%	6.8%
Shareholders' equity	206.0%	213.8%	239.3%	8.1%	6.2%

* Compares the current quarter to the comparable quarter of the prior year

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2006

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(dollars in thousands)	2006 First Quarter	2005 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Interest income	$ 46,889	$ 45,242	$ 43,478	$ 27,390	$ 26,183	$ 142,293
Tax equivalent adjustment	1,978	1,922	1,811	1,741	1,689	7,163
	48,867	47,164	45,289	29,131	27,872	149,456
Interest expense	20,025	18,593	17,081	12,481	11,493	59,648
Net interest income	28,842	28,571	28,208	16,650	16,379	89,808
Provision for loan losses	500	600	400	750	550	2,300
Net interest income after provision	28,342	27,971	27,808	15,900	15,829	87,508
Non-interest income	7,633	7,120	7,177	4,883	4,644	23,824
Investment security gains income	283	12	29	167	51	259
Mortgage banking activities income	468	631	660	548	515	2,354
Non-interest expenses	20,533	20,180	20,836	13,189	12,659	66,864
Merger, conversion and restructuring expenses	---	---	248	7,957	---	8,205
Income before income taxes	16,193	15,554	14,590	352	8,380	38,876
Income taxes	3,646	2,671	2,447	(250)	1,204	6,072
Tax equivalent adjustment	1,978	1,922	1,811	1,741	1,689	7,163
NET INCOME (LOSS)	$ 10,569	$ 10,961	$ 10,332	$ (1,139)	$ 5,487	$ 25,641
Tax effect of security transactions	$ 99	$ 4	$ 10	$ 58	$ 18	$ 91

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2006

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2006	2005				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Investment management and trust services	$ 1,013	$ 951	$ 796	$ 531	$ 414	$ 2,692
Service charges on deposit accounts	2,531	2,793	2,799	2,028	1,793	9,413
Other service charges, commissions and fees	1,700	1,689	1,819	934	1,010	5,452
Insurance premium income and commissions	928	743	825	880	902	3,350
Earnings on investment in life insurance	656	650	659	355	399	2,063
Other income	805	294	279	155	126	854
Total non-interest income	$ 7,633	$ 7,120	$ 7,177	$ 4,883	$ 4,644	$ 23,824

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2006	2005				
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Salaries and employee benefits	$ 11,418	$ 10,461	$ 11,808	$ 7,436	$ 7,293	$ 36,998
Net occupancy expense	3,512	3,567	3,364	2,199	2,225	11,355
Marketing expense	575	597	528	466	445	2,036
Telecommunications expense	551	489	309	257	304	1,359
Amortization of intangibles	654	696	641	43	44	1,424
Other operating expenses	3,823	4,370	4,186	2,788	2,348	13,692
Total non-interest expenses	$ 20,533	$ 20,180	$ 20,836	$ 13,189	$ 12,659	$ 66,864

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2006

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Non-performing assets:					
Non-accrual loans	$ 10,102	$ 9,060	$ 10,736	$ 6,896	$ 5,807
Loans renegotiated with borrowers	110	---	---	---	---
Foreclosed real estate	1,728	1,447	2,273	2,444	1,935
Total non-performing assets	11,940	10,507	13,009	9,340	7,742
Accruing loans 90 days or more past due	29	22	7	---	---
Total risk elements	$ 11,969	$ 10,529	$ 13,016	$ 9,340	$ 7,742
Non-performing assets to period-end loans	0.52%	0.47%	0.60%	0.73%	0.62%
90 day past due loans to period-end loans	0.00%	0.00%	0.00%	0.00%	0.00%
Total risk elements to period-end loans	0.52%	0.47%	0.60%	0.73%	0.62%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2006

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Balance at beginning of period	$ 22,965	$ 22,773	$ 15,383	$ 14,754	$ 14,421
Loans charged off	(557)	(1,153)	(271)	(439)	(460)
Recoveries	402	745	193	318	243
Net loans charged off	(155)	(408)	(78)	(121)	(217)
Provision for loan losses	500	600	400	750	550
Allowance established for acquired credit risk	---	---	7,068	---	---
Balance at end of period	$ 23,310	$ 22,965	$ 22,773	$ 15,383	$ 14,754
Net loans charged-off to average loans*	0.03%	0.07%	0.01%	0.04%	0.07%
Provision for loan losses to average loans*	0.09%	0.11%	0.07%	0.24%	0.18%
Allowance for loan losses to loans	1.02%	1.03%	1.05%	1.20%	1.18%

*Annualized

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2006

OTHER RATIOS

	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Investment portfolio – fair value to amortized cost	99.4%	99.6%	100.9%	101.1%	100.0%
Dividend payout ratio	43.0%	41.8%	42.7%	NR*	38.1%
Net loans to deposits ratio, average	98.3%	96.2%	94.1%	90.4%	91.7%

MARKET PRICE AND DIVIDENDS DECLARED **

Year / Quarter	Closing Bid Price Range		Dividends Declared
	High	Low	
2006			
First	$ 27.85	$ 25.67	$ 0.1905
Second			
Third			
Fourth			
			$ 0.1905
2005			
First	$ 27.15	$ 22.57	$ 0.1619
Second	$ 25.24	$ 21.94	$ 0.1810
Third	$ 27.48	$ 25.39	$ 0.1810
Fourth	$ 28.42	$ 23.90	$ 0.1905
			$ 0.7144
2004			
First	$ 32.88	$ 27.06	$ 0.1542
Second	$ 30.08	$ 25.73	$ 0.1619
Third	$ 28.31	$ 24.14	$ 0.1619
Fourth	$ 29.97	$ 27.40	$ 0.1619
			$ 0.6399

* Not relevant
** Per share data reflect stock splits and dividends

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight - MARCH 31, 2006

NET INTEREST MARGIN - YEAR-TO-DATE

(dollars in thousands)	March 31, 2006			March 31, 2005		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 34,885	$ 393	4.57%	$ 24,022	$ 151	2.55%
Investment securities	613,891	8,901	5.88%	613,074	8,354	5.53%
Loans - commercial	808,108	15,145	7.60%	419,713	6,476	6.26%
- commercial real estate	799,505	13,605	6.90%	362,149	5,593	6.26%
- residential real estate	153,282	2,297	6.08%	91,326	1,501	6.67%
- consumer	528,976	8,526	6.54%	359,770	5,797	6.53%
Total earning assets	$ 2,938,647	$ 48,867	6.74%	$ 1,870,054	$ 27,872	6.04%
Deposits - savings and NOW accounts	$ 826,742	$ 3,501	1.72%	$ 501,945	$ 1,313	1.06%
- time	1,101,519	9,920	3.65%	641,767	4,747	3.00%
Short-term borrowings	68,524	696	4.12%	31,106	157	2.05%
Long-term debt	467,010	5,111	4.44%	425,318	4,817	4.59%
Subordinated debt	44,674	797	7.24%	30,928	459	6.02%
Total interest-bearing liabilities	$ 2,508,469	$ 20,025	3.24%	$ 1,631,064	11,493	2.86%
Interest income to earning assets			6.74%			6.04%
Interest expense to paying liabilities			3.24%			2.86%
Interest spread			3.50%			3.18%
Impact of noninterest funds			0.48%			0.37%
Net interest margin		$ 28,842	3.98%		$ 16,379	3.55%

COMMUNITY BANKS, INC. & SUBSIDIARIES
Fiscal Insight – MARCH 31, 2006

NET INTEREST MARGIN - QUARTER-TO-DATE

(dollars in thousands)	March 31, 2006			December 31, 2005		
	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/ Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 34,885	$ 393	4.57%	$ 33,057	$ 307	3.68%
Investment securities	613,891	8,901	5.88%	630,256	9,068	5.71%
Loans - commercial	808,108	15,145	7.60%	766,532	13,763	7.12%
- commercial real estate	799,505	13,605	6.90%	779,459	13,299	6.77%
- residential real estate	153,282	2,297	6.08%	154,716	2,325	5.96%
- consumer	528,976	8,526	6.54%	501,517	8,402	6.65%
Total earning assets	$ 2,938,647	$ 48,867	6.74%	$ 2,865,537	$ 47,164	6.53%
Deposits - savings and NOW accounts	$ 826,742	$ 3,501	1.72%	$ 848,320	$ 3,423	1.60%
- time	1,101,519	9,920	3.65%	1,055,610	9,054	3.40%
Short-term borrowings	68,524	696	4.12%	72,606	670	3.66%
Long-term debt	467,010	5,111	4.44%	447,532	4,889	4.33%
Subordinated debt	44,674	797	7.24%	30,928	557	7.15%
Total interest-bearing liabilities	$ 2,508,469	$ 20,025	3.24%	$ 2,454,996	$ 18,593	3.00%
Interest income to earning assets			6.74%			6.53%
Interest expense to paying liabilities			3.24%			3.00%
Interest spread			3.50%			3.53%
Impact of noninterest funds			0.48%			0.43%
Net interest margin		$ 28,842	3.98%		$ 28,571	3.96%

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - MARCH 31, 2006

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Commercial:					
Commercial	$ 747,954	$ 723,248	$ 706,475	$ 392,101	$ 378,986
Obligations of political subdivisions	75,449	59,698	53,881	54,241	54,327
Total commercial	823,403	782,946	760,356	446,342	433,313
Commercial real estate:					
Commercial mortgages	$ 805,120	$ 793,969	$ 737,432	$ 374,202	$ 363,246
Residential real estate:					
Residential mortgages	$ 146,360	$ 149,525	$ 150,596	$ 81,115	$ 84,469
Construction	5,136	4,532	26,437	5,846	6,190
Total residential real estate	151,496	154,057	177,033	86,961	90,659
Consumer:					
Home equity loans	$ 262,835	$ 252,080	$ 236,363	$ 229,946	$ 224,608
Home equity lines of credit	105,933	113,133	120,080	56,603	54,309
Indirect consumer loans	66,344	63,644	62,471	57,931	53,847
Other consumer loans	68,483	74,668	71,695	32,703	25,922
Total consumer	503,595	503,525	490,609	377,183	358,686
Total loans	$ 2,283,614	$ 2,234,497	$ 2,165,430	$ 1,284,688	$ 1,245,904

COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight – MARCH 31, 2006

Reconciliation of GAAP to Non-GAAP Measures [1]:

(in thousands, except per share data)	2006 First Quarter	2005 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual
Income statement data:						
Net income (loss)						
Net income (loss)	$ 10,569	$ 10,961	$ 10,332	$ (1,139)	$ 5,487	$ 25,641
Amortization of core deposit and other intangible assets [2]	425	564	519	35	36	1,153
Merger, conversion and restructuring expenses [2]	---	---	201	6,445	---	5,333
Net operating (tangible) income	$ 10,994	$ 11,525	$ 11,052	$ 5,341	$ 5,523	$ 32,127
Earnings (loss) per share						
Diluted earnings (loss) per common share	$ 0.44	$ 0.45	$ 0.42	$ (0.09)	$ 0.42	$ 1.35
Amortization of core deposit and other intangible assets [2]	0.01	0.02	0.02	---	---	0.06
Merger, conversion and restructuring expenses [2]	---	---	0.01	0.49	---	0.28
Diluted operating (tangible) earnings per share	$ 0.45	$ 0.47	$ 0.45	$ 0.40	$ 0.42	$ 1.69
Balance sheet data:						
Average assets						
Average assets	$ 3,383,211	$ 3,313,950	$ 3,316,460	$ 2,041,618	$ 1,983,119	$ 2,668,605
Goodwill	(244,775)	(243,203)	(239,395)	(3,570)	(3,570)	(123,412)
Core deposit and other intangible assets	(13,914)	(14,594)	(15,252)	(1,418)	(1,459)	(8,236)
Average tangible assets	$ 3,124,522	$ 3,056,153	$ 3,061,813	$ 2,036,630	$ 1,978,090	$ 2,536,957
Operating return on average tangible assets	1.43%	1.50%	1.43%	1.05%	1.13%	1.27%
Average equity						
Average equity	$ 478,507	$ 475,514	$ 481,185	$ 153,894	$ 156,395	$ 318,768
Goodwill	(244,775)	(243,203)	(239,395)	(3,570)	(3,570)	(123,412)
Core deposit and other intangible assets	(13,914)	(14,594)	(15,252)	(1,418)	(1,459)	(8,236)
Deferred taxes	1,734	1,742	1,677	---	---	862
Average tangible equity	$ 221,552	$ 219,459	$ 228,215	$ 148,906	$ 151,366	$ 187,982
Operating return on average tangible equity	20.12%	20.83%	19.21%	14.39%	14.80%	17.09%
At end of quarter:						
Total assets						
Total assets	$ 3,421,562	$ 3,332,430	$ 3,291,232	$ 1,982,732	$ 2,012,653	$ 3,332,430
Goodwill	(244,760)	(244,827)	(243,107)	(3,570)	(3,570)	(244,827)
Core deposit and other intangible assets	(13,599)	(14,253)	(14,951)	(1,394)	(1,438)	(14,253)
Total tangible assets	$ 3,163,203	$ 3,073,350	$ 3,033,174	$ 1,977,768	$ 2,007,645	$ 3,073,350
Total equity						
Total equity	$ 475,587	$ 476,673	$ 480,960	$ 153,582	$ 151,758	$ 476,673
Goodwill	(244,760)	(244,827)	(243,107)	(3,570)	(3,570)	(244,827)
Core deposit and other intangible assets	(13,599)	(14,253)	(14,951)	(1,394)	(1,438)	(14,253)
Deferred taxes	1,854	1,734	1,746	---	---	1,734
Total tangible equity	$ 219,082	$ 219,327	$ 224,648	$ 148,618	$ 146,750	$ 219,327
Tangible book value at end of period	$ 9.19	$ 9.12	$ 9.26	$ 11.43	$ 11.35	$ 9.12
Tangible equity to assets	6.93%	7.14%	7.41%	7.51%	7.31%	7.14%

[1] Per share data reflect stock splits and stock dividends
[2] Net of related tax effect